                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13D


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)



                             SmartSources.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83170D11
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Nathan Nifco
                          2030 Marine Drive, Suite 100
                North Vancouver, British Columbia V7P 1V7, Canada
                                  604/986-0889
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 11, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




                         (Continued on following pages)

------------------------------                                                                 -----------------------
CUSIP NO. 83170D11                                           13D                                     PAGE 2 OF 7 PAGES
------------------------------                                                                 -----------------------

----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Nathan Nifco

----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a)     [X]
                                                                                                     (b)     [ ]

----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO
----------------------------------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                                                [ ]

----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
----------------------------------------------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER                 3,003,070 shares
        SHARES
     BENEFICIALLY          -------------------------------------------------------------------------------------------
       OWNED BY            8     SHARED VOTING POWER               N/A
         EACH
       REPORTING           -------------------------------------------------------------------------------------------
      PERSON WITH          9     SOLE DISPOSITIVE POWER            3,003,070 shares

                           -------------------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER          N/A

----------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,003,070 shares

----------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [X]
         5,575 shares owned by Nifco Family Trust, of which Nathan
         Nifco is trustee. Mr. Nifco disclaims beneficial interest in such shares and the shares owned by his wife, Dina Nifco.

----------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.5%

----------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         Individual

----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                                                                 -----------------------
CUSIP NO. 83170D110                                          13D                                     PAGE 3 OF 7 PAGES
------------------------------                                                                 -----------------------

----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dina Nifco
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a)     [X]
                                                                                                     (b)     [ ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO
----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                                                [ ]

----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
----------------------------------------------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER                    2,991,355 shares
        SHARES
     BENEFICIALLY          -------------------------------------------------------------------------------------------
       OWNED BY            8     SHARED VOTING POWER                  N/A
         EACH
       REPORTING           -------------------------------------------------------------------------------------------
      PERSON WITH          9     SOLE DISPOSITIVE POWER               2,991,355 shares

                           -------------------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER             N/A

----------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,991,355 shares
----------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                                                             [X]

         Mrs. Nifco disclaims beneficial ownership of the shares owned by her husband, Nathan Nifco.
         Mrs. Nifco is a beneficiary of a trust which owns 5,575 shares; however, she does not have either voting or dispositive power with respect to such shares.
----------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.4%
----------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         Individual
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                                                                 -----------------------
CUSIP NO. 83170D11                                           13D                                     PAGE 4 OF 7 PAGES
------------------------------                                                                 -----------------------


----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Nifco Family Trust
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a)     [X]
                                                                                                     (b)     [ ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO
----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                                                [ ]

----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
----------------------------------------------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER                       5,575 shares
        SHARES
     BENEFICIALLY          -------------------------------------------------------------------------------------------
       OWNED BY            8     SHARED VOTING POWER                     N/A
         EACH
       REPORTING           -------------------------------------------------------------------------------------------
      PERSON WITH          9     SOLE DISPOSITIVE POWER                  5,575 shares

                           -------------------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER                N/A

----------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,575 shares
----------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                                                             [X]

         The Trust disclaims beneficial ownership of the shares owned by Nathan Nifco and Dina Nifco.
         Mr. Nifco is the Trustee of the Trust, and Mrs. Nifco is a beneficiary.
----------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.01%
----------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         Trust
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                                  SCHEDULE 13D

Item 1.           Security and Issuer.

         Common Stock, no par value.
         SmartSources.com, Inc.
         2030 Marine Drive, Suite 100
         North Vancouver, British Columbia
         V7P 1V7 Canada

Item 2.           Identity and Background.

         Set forth below is the following information with respect to each person filing this statement.

                                                                           Item 2(d) or 2(e)
                                                                    Convictions, Judgments,
               Name                  Principal Occupation              Decrees, or Orders        Citizenship
               ----                  --------------------              ------------------        -----------

        Nathan Nifco                Chairman of the Company                   None                  Canada
        Dina Nifco                          Dentist                           None                  Canada
        Nifco Family Trust                    N/A                             None                  Mexico

         Mr. Nifco is the husband of Mrs. Nifco and the Trustee of the Trust. Mrs. Nifco is a beneficiary of the Trust. The address of each shareholder named above is 2220 Mathers Avenue, West Vancouver, British Columbia, V7V 2H5 Canada.

Item 3.           Source and Amount of Funds or Other Consideration.

         On December 11, 1998, SmartSources.com, Inc., then known as Innovest Capital Sources Corporation (the "Company"), acquired all of the capital stock of Nifco Investments Ltd. ("Nifco") in exchange for 6,000,000 shares of Common Stock (the "Common Stock") issued to former shareholders of Nifco (the "Exchange Transaction"). The Exchange Transaction resulted in the former shareholders of Nifco owning Common Stock in the Company as follows:

                                        No.  of                 No.  of              Percentage of
   Selling Shareholder               Nifco Shares           Company Shares           Common Stock
   -------------------               ------------           --------------           ------------

   Nathan Nifco                         538,601                3,003,070                 27.5
   Dina Nifco                           536,500                2,991,355                 27.4
   Nifco Family Trust                    1,000                   5,575                   0.01



                               (Page 5 of 7 Pages)

Item 4.           Purpose of Transaction.

         Upon consummation of the Exchange Transaction, Nifco became a wholly-owned subsidiary of the Company, and the former shareholders of Nifco became the owners of approximately 55% of the Common Stock of the Company. The Company intends to utilize the public markets to obtain additional capital for the development of the business of Nifco. The Exchange Transaction was consummated pursuant to a Share Exchange Agreement dated December 11, 1998.

Item 5.           Interest in Securities of the Issuer.

         Nathan Nifco is the beneficial owner of 3,003,070 shares (27.5%) of the Common Stock of the Company. Mr. Nifco disclaims beneficial interest in the shares of Common Stock of the Company owned by the Nifco Family Trust or Dina Nifco. Dina Nifco is the beneficial owner of 2,91,355 shares (27.4%) of the Common Stock of the Company. Mrs. Nifco disclaims beneficial ownership of the shares of Common Stock of the Company owned by Mr. Nifco or the Nifco Family Trust. The Nifco Family Trust is the beneficial owner of 5,575 shares of Common Stock of the Company. The Nifco Family Trust disclaims beneficial ownership of the shares owned by Nathan Nifco or Dina Nifco.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In addition to the matters described in Items 3 and 4, Section 5.4 of the Share Exchange Agreement provided for the resignation of all of the officers and directors of the Company at Closing (as defined therein). Those directors and officers were replaced by Nathan Nifco, among others. Section 8.1(g) of the Share Exchange Agreement required the Company to carry out a reverse stock split of the Company Common Stock at the ratio of 75 shares to 1 share (provided that no shareholder would have his or its ownership reduced to less than 100 shares) prior to Closing.

Item 7.           Material to Be Filed as Exhibits.

         1. Share Exchange Agreement entered into by and between Nathan Nifco, Dina Nifco, The Nifco Family Trust, Nifco Investments Ltd. and SmartSources.com, Inc., on December 11, 1998, filed as Exhibit 1 to the Current Report on Form 8-K dated December 11, 1998, is incorporated herein by reference.



                               (Page 6 of 7 Pages)

                                   SIGNATURES

        After reasonable inquiry and to the best of their individual knowledge and belief, each of the signatories below certifies that the information set forth in this statement is true, complete, and correct.

        The persons whose signatures appear below agree that this statement on
Schedule 13D is filed on behalf of each of them.

        Executed as of April 1, 1999


                                  /s/  Nathan Nifco
                                  ---------------------------------------------
                                  Nathan Nifco



                                  /s/  Dina Nifco
                                  ---------------------------------------------
                                  Dina Nifco



                                  NIFCO FAMILY TRUST



                                  By:      /s/ Nathan Nifco
                                           ------------------------------------
                                           Nathan Nifco, Trustee



                               (Page 7 of 7 Pages)